[Letterhead of PRG-Schultz International, Inc.]
October 2, 2009
Mr. Terence O’Brien
Accounting Branch Chief
Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	PRG-Schultz International, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Definitive Proxy filed April 23, 2009 File No. 000-28000
Dear Mr. O’Brien:
     Confirming the conversation on October 1, 2009 between Vic Allums, our General Counsel, and Melissa Rocha in your office, PRG-Schultz International, Inc. intends to submit its response to the letter dated September 3, 2009 from the Securities and Exchange Commission on or before October 9, 2009.
     Thank you.
Sincerely,
/s/ Robert B. Lee
Robert B. Lee
Chief Financial Officer and Treasurer
cc: Victor A. Allums